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SEC

18001187

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SEC FILE NUMBER
8 - 49875

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 22 2018
WASH D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 DOWD STREET
(No. and Street)

NEWINGTON	CT	06111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK 860-675-7723
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM RMS

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB FINANCIAL SERVICES, as of 31-Dec 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public

RAISA G. PILUNTS
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMM. EXP.05-31-2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3
- [x] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK BUCIAK dba MB Financial Services
(a Sole Proprietorship)
Table of Contents
December 31, 2017

	PAGE
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Sole Proprietor's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9

SUPPLEMENTARY INFORMATION

Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
Mark Buciak dba MB Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mark Buciak dba MB Financial Services (a sole proprietorship) as of December 31, 2017, and the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mark Buciak dba MB Financial Services as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mark Buciak dba MB Financial Services' management. Our responsibility is to express an opinion on Mark Buciak dba MB Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mark Buciak dba MB Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Mark Buciak dba MB Financial Services's financial statements. The supplemental information is the responsibility of Mark Buciak dba MB Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weinberg, Mole, Kantz & Goldfarb, LLP

We have server as Mark Buciak dba MB Financial Services' auditor since 2011.

Woodbury, New York
February 1, 2018

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	6,205
Computer, furniture and equipment, net of accumulated depreciation of $6,500		-
Total assets	$	6,205

LIABILITIES AND CAPITAL

Liabilities	$	-
Commitments & contingencies - none		
Sole Proprietor's Capital	$	6,205
Total liabilities and sole proprietor's capital	$	6,205

The accompanying notes are an integral part of the financial statements.

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

REVENUES		
Commissions and fees	$	69
Total revenues	$	69
EXPENSES		
Professional fees	$	1,500
Regulatory fees & expenses		2,055
Other expenses		472
Total expenses	$	4,027
Net loss	$	(3,958)

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2017

Balance at January 1, 2017	$	6,363
Capital contribution		3,800
Net loss		(3,958)
Balance at December 31, 2017	$	6,205

The accompanying notes are an integral part of the financial statements.

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,958)
Adjustments to reconcile net income to net cash used in operating activities:	
Cash flow from changes in assets and liabilities:	
none	
Net cash used by operating activities	$ (3,958)
CASH FLOWS FROM INVESTING ACTIVITIES	
None	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions by sole proprietor	$ 3,800
Net cash provided by financing activities	$ 3,800
Net change in cash	$ (158)
Cash and cash equivalents at beginning of year	6,363
Cash and cash equivalents at end of year	$ 6,205
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mark Buciak dba MB Financial Services ("the Company"), a sole proprietorship, is a non-clearing broker-dealer and a registered investment advisor who does not have custody of client funds. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Revenue Recognition

The Company receives income from the sale of investment and insurance products and investment advisory fees. Revenues are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 1, 2018, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents are financial instruments for which carrying value equals fair value.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,205 which was $1,205 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .00 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1).

NOTE 6 – RELATED PARTY

The Company shares a home office with its sole proprietor, a registered investment advisor company providing investment management services and insurance sales. The Company and its sole proprietor pay all costs associated with the office.

NOTE 7 – GOING CONCERN

The sole proprietor is committed to funding the operations of the Company for at least the next fiscal year.

Supplementary Information

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

NET CAPITAL		
Total sole proprietor's capital	$	6,205
Deduct sole proprietor's capital not allowable for net capital		-
Total sole proprietor's capital qualified for net capital	$	6,205
Additions: none		
Deductions:		
Non-allowable assets	$	-
Total deductions	$	-
Net capital before haircuts on securities positions	$	6,205
Haircuts on securities		-
Net capital	$	6,205
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	-
Total aggregate indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	-
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	1,205
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	205
Ratio: Aggregate indebtedness to net capital (percentage)		.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2017)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	6,205
No Differences		-
Net capital per above	$	6,205

The accompanying notes are an integral part of the financial statements.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Proprietor of
Mark Buciak dba MB Financial Services

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Mark Buciak DBA MB Financial Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mark Buciak DBA MB Financial Services claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(1)) (the "exemption provisions") and (2) Mark Buciak DBA MB Financial Services stated that Mark Buciak DBA MB Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Mark Buciak DBA MB Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mark Buciak DBA MB Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 1, 2018

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Mark Buciak DBA MB Financial Services
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

Mark Buciak DBA MB Financial Services is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Mark Buciak DBA MB Financial Services operates pursuant to paragraph (k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Mark Buciak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark Buciak, Owner

MARK BUCIAK
dba
MB FINANCIAL SERVICES

A SOLE PROPRIETORSHIP

Financial Statements

December 31, 2017